Exhibit 99.1

PICS N.V.

CONVOCATION NOTICE OF THE 2026 ANNUAL GENERAL MEETING

This is the convocation notice for the annual general meeting of shareholders of PicS N.V., a public limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 92410456 (Company), to be held on 30 June 2026 at 2:00 p.m. CEST at Stroombaan 10, 1181 VX Amstelveen, the Netherlands (AGM).

AGENDA

The agenda items of the AGM shall be as follows. Undefined terms in this agenda shall have the meaning as set out in the explanatory notes to the agenda.

Opening

(1)	Financial year 2025

a. Discussion of the annual report for the financial year 2025 (discussion item)

b. Adoption of the annual accounts for the financial year 2025 (voting item)

(2)	Explanation of policy on reserves and dividends (discussion item)

(3)	Discharge from liability of the directors for the performance of their duties during the financial year 2025 (voting item)

Closing

No business shall be voted on at the AGM, except such items as included as voting items in the abovementioned agenda.

Meeting materials

Copies of the annual report for the financial year 2025, including the annual accounts, and the explanatory notes to the agenda (as well as any other meeting materials) are available for inspection and can be obtained free of charge by shareholders and others through the Company’s website (https://investor.picpay.com/) and at the offices of the Company at Stroombaan 10, 1181 VX Amstelveen, the Netherlands, until the close of the AGM.

Record Date and designated registers

The record date for all shareholders for the AGM is 2 June 2026 (Record Date). All holders of shares in the capital of the Company as of the Record Date are entitled to receive notice, attend the AGM and vote at the AGM. Those shareholders, and any other person with meeting rights and/or voting rights with respect to shares in the capital of the Company, listed as such on the Record Date in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent, Equinity Trust Company, LLC, may attend and, if relevant, vote at the AGM (Registered Holders), regardless of who is entitled to the shares in the capital of the Company at the date of the AGM.

Attendance and voting

Class A shares in the capital of the Company each confer the right to cast one vote at the AGM. Class B shares in the capital of the Company each confer the right to cast ten votes at the AGM.

Attendance and voting at the meeting in person

Registered Holders and persons who beneficially own shares in the capital of the Company through a broker, bank, nominee or other financial intermediary on the Record Date (Beneficial Owners), who wish to attend and vote at the AGM, must notify the Company in writing of their intention to do so no later than 06:00 a.m. CEST on 23 June 2026 (12:00 a.m. ET on 23 June 2026).

Registered Holders must (i) include in their notification to the Company their name and the number of shares in the capital of the Company held by them on the Record Date, (ii) enclose with their notification proof of their ownership of the relevant shares and bring such proof to the AGM, and (iii) bring proof of identity to the AGM.

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Beneficial Owners must have their broker, bank, nominee or other financial intermediary with whom the underlying shares in the capital of the Company are on deposit, issue a proxy to them which confirms they are authorized to take part in and vote at the AGM. These Beneficial Owners must (i) include in their notification to the Company their name and the number of shares beneficially owned by them on the Record Date, (ii) enclose with their notification proof of their beneficial ownership of the relevant shares, such as a recent account statement, as well as the aforementioned proxy issued to them, and bring such proof and proxy to the AGM, and (iii) bring proof of identity to the AGM.

Attendance and voting through proxy

In order to be represented and have votes cast at the AGM, shareholders may have themselves represented at the AGM by an electronically recorded or written proxy (instead of attending the meeting in person).

Registered Holder

If you are a Registered Holder you will receive by mail an internet notice and you may vote:

●	by Internet—You can vote over the internet at www.proxyvote.com by following the instructions on the internet notice; and

●	by Mail—You can download the proxy card from the Company’s website at https://investor.picpay.com/ and vote by mail by signing, dating and mailing the 2026 voting proxy card and return it in the postage-paid envelope which was provided to Equiniti Trust Company, LLC at 28 Liberty Street 53rd floor, New York, NY, 10005, United States of America.

Internet voting facilities for Registered Holders will be available 24 hours a day and will close at 6:00 a.m. CEST on 29 June 2026 (12:00 a.m. ET on 29 June 2026). Proxies by mail must be received no later than 6:00 a.m. CEST on 29 June (12:00 a.m. ET on 29 June 2026).

To vote via the internet, you will need the 11-digit control number included on your internet notice or on the instructions that accompanied your proxy materials.

If you received an internet notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you specifically request them. If you would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the internet notice. If you received printed copies of our proxy materials, then instructions regarding how you can vote are contained on the proxy card included in the materials.

Whether or not you expect to attend the AGM in person, we urge you to vote your shares as promptly as possible to ensure your representation and the presence of a quorum at the AGM. If you submit your 2026 voting proxy card or vote online, you may still decide to attend the AGM in person.

Beneficial Owner

If you are a Beneficial Owner and your shares are held in through a bank or broker nominee or other financial intermediary, you will receive instructions on how to vote from the bank or broker. You must follow their instructions in order for your shares to be voted. Internet voting also may be offered to shareholders owning shares through certain banks and brokers. In any case, the instructions vote of the Beneficial Owner must be received no later than 6:00 a.m. CEST on 29 June (12:00 a.m. ET on 29 June 2026) by Equinity Trust Company, LLC.

Registration and admission

Registration will take place at the registration desk at the venue between 1:00 p.m. CEST and the commencement of the AGM at 2:00 p.m. CEST. It is not possible to register after this time. The chairperson of the AGM decides on all matters relating to admission to the AGM. Any notification, proxy and any other document to be submitted in accordance with the procedures described above received after the dates and/or times described above, may be ignored. Registered Holders, Beneficial Owners, proxyholders and other attendees who have not complied with or do not comply with the procedures described above may be refused entry to the AGM.

Other matters

In case you have any questions with respect to the AGM, please contact Vivian Breder at gov.corp@picpay.com. You are advised to check our website (https://investor.picpay.com/) on a regular basis for updates on the AGM. The official language of the AGM shall be the English language.

The Board,

1 June 2026

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PICS N.V.

EXPLANATORY NOTES TO THE AGENDA OF THE 2026 ANNUAL GENERAL MEETING

These are the explanatory notes to the agenda for the annual general meeting of shareholders of PicS N.V., a public limited liability company under Dutch law, having its official seat in Amsterdam, the Netherlands, registered with the Dutch trade register under number 92410456 (Company), to be held on 30 June 2026 at 2:00 p.m. CEST at Stroombaan 10, 1181 VX Amstelveen, the Netherlands (AGM).

(1a)	Discussion of the annual report for the financial year 2025 (discussion item)

This agenda item comprises a discussion of the Company’s annual report over the financial year 2025. The Company’s annual report over the financial year 2025 has been made available on the website of the Company (https://investor.picpay.com/) and the Company’s office address.

(1b)	Adoption of the annual accounts for the financial year 2025 (voting item)

The Company’s annual accounts over the financial year 2025 have been drawn up and signed by all directors of the Company. The Company’s annual accounts over the financial year 2025 have been made available on the website of the Company (https://investor.picpay.com/) and the Company’s office address. It is proposed to adopt these annual accounts.

(2)	Explanation of policy on reserves and dividends (discussion item)

This agenda item comprises an explanation of the Company’s policy on reserves and dividends.

Under Dutch law, the Company may only pay dividends to the extent the Company’s equity (eigen vermogen) exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law and (if it concerns a distribution of profits) after adoption by the general meeting of the Company (General Meeting) of the annual accounts from which it appears that such distribution is permitted.

Subject to such restrictions, the General Meeting may decide that all or part of the remaining profits shall be added to the reserves. After such reservation, any remaining profit will be at the disposal of the General Meeting. The Board may resolve to make interim distributions on the shares in the capital of the Company, subject to certain requirements, and with observance of (other) applicable statutory provisions, without the approval of the General Meeting. If the General Meeting does not resolve to distribute profits, the profits shall be reserved.

For now, the Company intends to not distribute any profits to fund the development and expansion of the business. The payment of cash dividends in the future will be dependent upon the Company’s revenues and earnings, if any, capital requirements and general financial condition.

(3)	Discharge from liability of the directors for the performance of their duties during the financial year 2025 (voting item)

It is proposed that the directors of the Company be discharged from liability for the performance of their duties during the financial year 2025, insofar as the performance of such duties is disclosed in the Company’s annual report or annual accounts over the financial year 2025 or has otherwise been publicly disclosed prior to the adoption of the Company’s annual accounts over the financial year 2025.

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